FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X       Form 40-F
                                      -----              ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                Yes              No  X
                                   ---              ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes              No  X
                                    ---             ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes               No  X
                                   ---               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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Endesa Announces Agreement for Tariff Deficit Rights Transfer

    NEW YORK--(BUSINESS WIRE)--Nov. 11, 2003--ENDESA S.A. (NYSE: ELE), Iberdrola S.A., Union Fenosa Generacion S.A., Viesgo Generacion S.L., Hidroelectrica del Cantabrico S.A. and Elcogas S.A., have jointly appointed BBVA, SCH, Caja Madrid and Merrill Lynch as transferees for the compensation rights related to 2000, 2001 and 2002 tariff deficit. As of December 31st 2002, the total deficit was EUR 1,522.33 million. These Banks have committed a firm obligation to acquire those rights.
    Once the due diligence process is completed, the transfer contract will be formalized before December 31st 2003. The price will be set based on the due diligence process and the market interest rates on the date of the contract execution.
    Of the above mentioned total deficit amount, Endesa is entitled to a 43.22%, equivalent to EUR657.95 million.

    CONTACT: ENDESA S.A.
             David Raya
             North America Investor Relations Office
             telephone # 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: November 11th, 2003    By: /s/ David Raya
                                 --------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations